Via Facsimile

December 18, 1996

Mr. T. Sonde
DECHERT PRICE & RHOADS
1500 K Street, NW
Washington, D.C.  20005-1208

Re:  Concept Communications debt to equity conversion

Dear Mr. Sonde:

This responds to your December 10, 1996 letter which I finally have a chance to address after being out of town.

Once again, it is disappointing to learn about the communication problems. I have consistently directed all of Concept's letters to the 144 Committee, including the November 1, 1996 letter, to Messrs. Lash and Wussler, either by mail, fax, and/or hand delivery. I did not send copies of all such letters to you as the Committee never requested that I do so.

As for your suggestion that all future communications between Concept and the 144 Committee be directed to you, I respectfully suggest that you ask your client first and then you or they should advise me accordingly.

Regarding your request for an extension of time to accept or reject Concept's August 15, 1996 $0.77 conversion offer, it is extended until January 31, 1997, conditioned upon Concept's receipt of a letter from the 144 Committee, no later than December 23, 1996, indicating the measures that Nostalgia is taking between now and the January 31, 1997 expiration date to substantively respond to the offer.

Very truly yours,


CONCEPT COMMUNICATIONS, INC.


/s/ Nicholas Chiaia
by:  Nicholas Chiaia

cc:  R. Wussler, W. Lash, A. Cirulnick, J. Carton